                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                 ---------------

                                 SCHEDULE 14D-9

                                 (RULE 14D-101)

          SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 1)

                            ------------------------

                               GUEST SUPPLY, INC.

                            (Name of Subject Company)

                               GUEST SUPPLY, INC.

                      (Name of Person(s) Filing Statement)

                           COMMON STOCK, NO PAR VALUE

                         (Title of Class of Securities)

                                   401630 10 8
                      (CUSIP Number of Class of Securities)

                           --------------------------

                               Clifford W. Stanley

                      President and Chief Executive Officer

                               Guest Supply, Inc.

                           4301 U.S. Highway One South

                               Post Office Box 902

                    Monmouth Junction, New Jersey 08852-0902

                            Telephone: (609) 514-9696

                                 ---------------

           (Name, Address and Telephone Number of Person Authorized to
 Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                 With Copies To:

       Thomas M. Haythe, Esq.         B. Joseph Alley, Jr., Esq.        Bradley P. Cost, Esq.
General Counsel, Guest Supply, Inc.    Arnall Golden Gregory LLP                Torys
           90 Park Avenue              2800 One Atlantic Center            237 Park Avenue
      New York, New York 10016        1201 West Peachtree Street       New York, New York 10017
     Telephone: (212) 210-9583             Atlanta, Georgia           Telephone: (212) 880-6000
                                              30309-3450
                                       Telephone: (404) 873-8500

          [ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

                  This Amendment No. 1 ("Amendment") amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9"), initially filed with the Securities and Exchange Commission on February 5, 2001, by Guest Supply, Inc., a New Jersey corporation (the "Company"), relating to the offer by Sysco Corporation, a Delaware corporation ("SYSCO"), through its wholly owned subsidiary, Sysco Food Services of New Jersey, Inc., a Delaware corporation ("SFS of New Jersey"), disclosed in a tender offer statement on Schedule TO ("Schedule TO"), dated February 5, 2001, as amended on the date hereof, to exchange shares of common stock, no par value, including the associated preferred stock purchase rights, of Guest Supply (the "Guest Supply common stock"), for shares of common stock, par value $1.00 per share, of SYSCO (the "SYSCO common stock"), subject to the conditions set forth in the preliminary prospectus of SYSCO dated February 5, 2001 (the "Prospectus"), and in the related Letter of Transmittal (the "Letter of Transmittal"). Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given such terms in the Schedule 14D-9.

ITEM 4.       THE SOLICITATION OR RECOMMENDATION


     Item 4 is hereby amended and restated in its entirety to read as follows:


     (a) Recommendation of the Guest Supply Board of Directors

     At a meeting held on January 19, 2001, our board of directors unanimously approved the merger agreement and the transactions contemplated thereby, including the offer and the merger, and determined that the transactions contemplated by the merger agreement, including the offer and the merger, are advisable, fair to and in the best interests of Guest Supply shareholders.

     THE GUEST SUPPLY BOARD OF DIRECTORS RECOMMENDS THAT YOU ACCEPT THE OFFER AND TENDER YOUR SHARES OF GUEST SUPPLY COMMON STOCK PURSUANT TO THE OFFER.

     A letter to Guest Supply shareholders communicating our board of directors' recommendation and a press release announcing the execution of the merger agreement are filed herewith as Exhibits (a)(3) and (a)(4), respectively, and are incorporated herein by reference.

     (b) Background; Reasons for the Guest Supply Board of Directors Recommendation; Opinion of U.S. Bancorp Piper Jaffray

                                   BACKGROUND


     In early 2000, Guest Supply's management concluded that a combination of Guest Supply with another large company in a complementary industry was likely to result in the greatest value for Guest Supply shareholders as compared to leaving Guest Supply as a stand-alone company. Guest Supply's management reached this conclusion based on a number of factors including that Guest Supply, as a stand alone microcap company, had no meaningful research coverage by securities analysts, provided limited liquidity to its shareholders due to the lack of trading volume in Guest Supply common stock and, like many microcap companies, was experiencing, over time, a decline in the earnings multiple at which the Guest Supply common stock traded despite improved earnings performance for Guest Supply. The prospect of a combination with a larger company in a complementary industry appeared to offer the prospect of maximizing value and liquidity for Guest Supply's shareholders. While Guest Supply's management considered other options such as combining with a company of comparable size, commencing a broad-based share repurchase plan, effecting a divestiture of assets, pursuing acquisitions with a view to creating greater size and scale for Guest Supply, or undertaking a management-led leveraged buy-out with a financial partner, Guest Supply's management and board of directors concluded that combining with a larger company in a complementary industry would create the greatest value and liquidity for shareholders.




































     Following preliminary discussions with prospective financial advisors, on June 19, 2000, Guest Supply engaged an investment banking firm, U.S. Bancorp Piper Jaffray, to act as Guest Supply's financial advisor in connection with a possible sale of Guest Supply or its assets. As part of their services to Guest Supply, U.S. Bancorp Piper Jaffray reviewed with Guest Supply's management the alternatives considered by management in early 2000. See Item 5. "Persons/Assets, Retained, Employed, Compensated or Used" for a description of the compensation payable to U.S. Bancorp Piper Jaffray by Guest Supply.




     Guest Supply's management and U.S. Bancorp Piper Jaffray then identified a number of third parties who might have an interest in combining with Guest Supply.


     Commencing in July 2000, representatives of U.S. Bancorp Piper Jaffray contacted 24 potential strategic acquirors and three potential financial acquirors in an effort to ascertain, on a preliminary basis, their level of interest in combining with Guest Supply. U.S. Bancorp Piper Jaffray then sent public investor packages to 11 potential acquirors who initially expressed interest in a combination with Guest Supply.



     Representatives of U.S. Bancorp Piper Jaffray arranged introductory meetings between representatives of Guest Supply and five potential acquirors, including Sysco.


     On July 6 and July 21, 2000, Daniel Donoghue, a managing director of U.S. Bancorp Piper Jaffray, telephoned John Stubblefield, Executive Vice President, Finance and Administration, of SYSCO soliciting SYSCO's interest in pursuing a potential transaction with Guest Supply.

     On July 27, 2000, Messrs. Stubblefield and Donoghue discussed the merits of a combination of SYSCO and Guest Supply. Mr. Donoghue also answered preliminary questions posed by Mr. Stubblefield concerning Guest Supply's operations and business prospects. Mr. Donoghue then provided Mr. Stubblefield with Guest Supply's public investor package. Messrs. Stubblefield and Donoghue engaged in occasional preliminary discussions about a possible combination between July 2000 and September 2000.

     On September 19, 2000, SYSCO executed a confidentiality agreement with Guest Supply in preparation for a meeting with Guest Supply's senior management team.

     On September 21, 2000, U.S. Bancorp Piper Jaffray hosted an introductory meeting in Chicago between Guest Supply and SYSCO. Senior representatives from both companies attended this meeting, including Richard Schnieders, President and Chief Operating Officer, and Mr. Stubblefield of SYSCO, as well as Clifford
W. Stanley, President and Chief Executive Officer, and Paul T. Xenis, Chief Financial Officer of Guest Supply. Messrs. Stanley and Xenis made a slide presentation discussing Guest Supply's business, customers, industry and historical financial performance. After this presentation, Messrs. Stanley and Xenis answered questions and provided a broad overview as to how a potential combination might improve both Guest Supply's and SYSCO's future prospects.

     From June until September 2000, Guest Supply, with the assistance of U.S. Bancorp Piper Jaffray, had extensive discussions with BFMA Holding Corporation ("BFMA") based upon BFMA's then-stated intention to offer $24.00 per share for Guest Supply's common stock. After over three months of discussions, Guest Supply terminated negotiations based in part on concerns over BFMA's ability to finance the transaction. In November 2000, BFMA commenced a solicitation of proxies for the election at the 2001 Annual Meeting of Shareholders of Guest Supply of two Class C Directors nominated by BFMA. BFMA also announced that it was prepared to offer $21.00 for each share of Guest Supply common stock. On January 23, 2001, following announcement of the execution of the merger agreement, BFMA announced that it intended to withdraw its proxy solicitation.

     On October 19, 2000, Mr. Stubblefield and Robert G. Culak, Vice President, Financial Reporting and Compliance of SYSCO participated in a conference call with Messrs. Stanley and Xenis of Guest Supply to answer due diligence questions. SYSCO and Guest Supply also discussed the strategic and financial rationale for a possible transaction. In response to this call, Guest Supply sent a package of due diligence materials to SYSCO answering several questions raised on the conference call.

     On October 27, 2000, Messrs. Stubblefield and Culak of SYSCO participated in an additional conference call with Messrs. Stanley and Xenis of Guest Supply to discuss the due diligence package previously sent as well as to answer additional questions. Beginning on this date, and continuing until the merger agreement was signed, representatives of SYSCO continued their due diligence investigation of Guest Supply, including the exchange of information regarding the business and operations of Guest Supply.

     On November 20, 2000, Mr. Donoghue and Jonathan Leiman, also of U.S. Bancorp Piper Jaffray, telephoned Mr. Stubblefield to advise him of the BFMA proxy solicitation. Later that day, Mr. Stubblefield telephoned Mr. Donoghue to inform him that SYSCO intended to make an offer to acquire Guest Supply on November 27, 2000.

     On November 21, 2000, Mr. Donoghue telephoned Mr. Stubblefield to inquire as to whether he had any additional information requests and Mr. Stubblefield advised Mr. Donoghue that SYSCO would make an offer for Guest Supply on November 29, 2000. On November 29, 2000, SYSCO sent a draft proposal to Guest Supply indicating a willingness to acquire Guest Supply for $25.00 per share.

     On December 1, 2000, Mr. Donoghue telephoned Mr. Stubblefield to review the value, timing and the structure of the transaction.

     On December 5, 2000, U.S. Bancorp Piper Jaffray participated in a conference call with our board of directors to discuss the proposed offer.

     On December 7, 2000, SYSCO provided Guest Supply a written letter of intent indicating its willingness to acquire Guest Supply for $25.00 per share. Guest Supply did not execute this letter.

     On December 15, 2000, our board of directors authorized management to enter into an exclusivity and termination fee agreement with SYSCO. This agreement provided for an exclusive negotiating period through January 20, 2001 whereby Guest Supply agreed not to solicit, initiate or encourage any alternative proposals. The agreement further provided that if Guest Supply violated this provision, accepted an alternative proposal, and subsequently consummated an alternative transaction, Guest Supply would be required to pay SYSCO a termination fee of $5.5 million.

     On December 18 and 19, 2000, representatives of SYSCO and SYSCO's counsel, Arnall Golden Gregory LLP, conducted legal due diligence at the offices of Torys, legal counsel to Guest Supply. Legal due diligence activities continued through the execution of the merger agreement.

     On December 26, 2000, Charles H. Cotros, Chairman of the Board and Chief Executive Officer of SYSCO, visited Guest Supply's Orlando, Florida distribution center and met briefly with Mr. Xenis.

     On January 2, 2001, Messrs. Cotros, Schnieders and Stubblefield, accompanied by Michael C. Nichols, Vice President and General Counsel of SYSCO, visited Guest Supply's headquarters, distribution and manufacturing facilities in New Jersey. On January 3, 2001, Messrs. Schnieders, Stubblefield and Nichols visited Guest Supply's facilities in Cleveland, Ohio.

     On January 2, 2001, Thomas E. Lankford, Executive Vice President, Food Service Operations and a director of SYSCO, and Larry J. Accardi, Executive Vice President, Merchandising Services and Multi-Unit Sales, visited Guest Supply's facilities in Dallas, Texas. On January 3, 2001, they visited Guest Supply's facilities in Los Angeles, California.

     From January 2, 2001 through January 5, 2001, Mr. Culak and representatives of Arthur Andersen conducted a review of Guest Supply's financial records at Guest Supply's headquarters in New Jersey.

     On January 15, 2001, members of senior management of SYSCO and members of senior management of Guest Supply, including Mr. Stanley, Mr. Xenis and Thomas
M. Haythe, Guest Supply's General Counsel, and representatives of U.S. Bancorp Piper Jaffray participated in a telephone conference during which the SYSCO representatives made a presentation about SYSCO's business, customers, industry and historical financial performance. After this presentation, the SYSCO representatives responded to questions from the Guest Supply representatives.

     On January 16, 2001, SYSCO's board of directors met by telephone conference call to review the terms and conditions of the proposed transaction with Guest Supply. Eleven of the twelve members of SYSCO's board of directors were present at the meeting. By unanimous vote of the directors present, the officers of SYSCO were authorized to proceed with the offer and the merger.

     On January 18, 2001, Messrs. Donoghue and Stubblefield had a final telephonic negotiation of the price and terms of the proposed offer during which Mr. Stubblefield agreed to increase the price offered for the Guest Supply common stock from $25.00 to $26.00 per share in SYSCO common stock.


     On January 19, 2001, Guest Supply's board of directors met to consider the proposed transaction and the merger agreement and related agreements. The meeting was attended by all of the Guest Supply directors. At the meeting, Mr. Stanley, representatives of U.S. Bancorp Piper Jaffray, and Mr. Haythe addressed the board of directors about the business, financial and legal implications, respectively, of a merger between SYSCO and Guest Supply and the terms of the proposed agreements. During that meeting, representatives of U.S. Bancorp Piper Jaffray informed the board that in the opinion of U.S. Bancorp Piper Jaffray, as of January 19, 2001 (subsequently updated on the date of the merger agreement), the exchange ratio under the proposed agreement, the offer and the merger was fair, from a financial point of view, to Guest Supply shareholders. After discussion, Guest Supply's board of directors unanimously voted to approve the agreement and the merger and unanimously resolved to recommend that Guest Supply shareholders accept the offer and tender their shares of Guest Supply common stock in the offer. At the meeting, Guest Supply's board of directors approved an amendment to its preferred stock rights plan in order to exempt the offer and merger from the provisions of the rights plan.


     On January 20, 2001, SYSCO and Guest Supply executed an extension of the exclusivity agreement, extending the arrangement through January 22, 2001.


     On January 22, 2001, SYSCO's executive committee held a telephonic board meeting with its legal advisors and management, and discussed the final terms and conditions of the offer and the merger as set forth in the merger agreement and related agreements. Six of the seven members of the committee were present at the meeting. SYSCO's executive committee approved the merger agreement and the related transactions, including the offer and the merger, by the unanimous vote of the members of the committee present at the meeting.


     On January 22, 2001, the parties executed the merger agreement and related documents. Immediately thereafter, SYSCO and Guest Supply issued a press release announcing the proposed offer and merger.

               REASONS FOR OUR BOARD OF DIRECTORS RECOMMENDATION

     In approving the offer, the merger, the merger agreement and the transactions contemplated thereby, and recommending that all shareholders of Guest Supply common stock accept the offer and tender their shares of Guest Supply common stock pursuant to the offer, our board of directors considered a number of factors, including:

     - the financial condition, results of operations, cash flows, earnings, assets and prospects of Guest Supply, if it remains an independent company;

     - the presentations of Daniel Donoghue and Jonathan Leiman of U.S. Bancorp Piper Jaffray, and the opinion of U.S. Bancorp Piper Jaffray to the effect that, subject to the matters set out in such opinion and subject to the assumptions, factors and limitations set forth in the written opinion, the exchange ratio to be established pursuant to the merger agreement is fair, from a financial point of view, to Guest Supply shareholders (see "-- Opinion of U.S. Bancorp Piper Jaffray" below and attached as Schedule I hereto);

     - the fact that based on the closing price of SYSCO common stock on the NYSE on January 18, 2001, the market value of the SYSCO common stock to be exchanged for each share of Guest Supply common stock pursuant to the offer and the merger represents a premium of approximately 40.1% over the closing price of the Guest Supply common stock on the NYSE on January 18, 2001, and a premium of approximately 55.8% over the closing price of the Guest Supply common stock on the NYSE on the date which was four weeks prior to January 18, 2001;

     - the financial and other terms of the offer, the merger and the merger agreement, including the benefits of the transaction being structured as a first-step exchange offer and a second-step merger, which may provide Guest Supply shareholders with an opportunity to receive shares of SYSCO common stock on an accelerated basis;

     - the recent and historical stock price performance of the shares of Guest Supply common stock and SYSCO common stock;

     - the potential strategic alternatives available to Guest Supply and the viability and risks associated with each alternative, including the prospects for Guest Supply on a stand-alone basis and the risks associated with achieving and executing upon Guest Supply's business plan, both short-term and long-term;

     - the fact that the offer and the merger will present the opportunity for the holders of shares of Guest Supply common stock to participate in a significantly larger and more diversified company and, as shareholders of the combined company, to have greater liquidity in their shares and to benefit from any future growth of the combined company;

     - the expectation of our board of directors that the addition of Guest Supply's operations to SYSCO would likely increase the overall value and profitability of SYSCO, tending to produce greater shareholder value for Guest Supply shareholders;

     - the presentations by, and discussions of the terms of the merger agreement with, Guest Supply's senior management and U.S. Bancorp Piper Jaffray;

     - the likelihood that the offer and the merger would be consummated, including the limited nature of the conditions to the offer and the experience, reputation and financial condition of SYSCO;

     - the consents and approvals required to complete the offer and consummate the merger, including regulatory clearance under the HSR Act and any other antitrust laws, and the favorable prospects for receiving such consents and approvals;

     - the fact that while the merger agreement prohibits Guest Supply from soliciting proposals concerning an acquisition of Guest Supply, our board of directors, in the exercise of its fiduciary duties, would be able to provide information to, and engage in negotiations with, a third party that makes an unsolicited superior acquisition proposal, and that our board of directors would be able to terminate the merger agreement and accept a superior acquisition proposal if it determines that its fiduciary duties so require, upon payment to SYSCO of a termination fee of $5.5 million, plus reimbursement of SYSCO's expenses;

     - the potential effect of the public announcement of the offer and the merger on Guest Supply's ability to attract and retain key management, sales, marketing and technical personnel;

     - the opportunity of the combined company to reduce costs through economies of scale that would not have been readily achievable by Guest Supply independently; and

     - the strengths and weaknesses of SYSCO's businesses and the key attributes of the combined company in terms of, among other things, products, sales, customers, management and competitive position.

     Our board of directors did not assign relative weights to the foregoing factors or determine that any factor was of particular importance. Rather, our board of directors viewed its position and recommendations as being based on the totality of the information presented to and considered by our board of directors. In addition, individual members of our board of directors may have given different weights to different factors.

     The foregoing discussion of the information and factors considered by our board of directors is not intended to be exhaustive but is believed to include all material factors considered by our board of directors. In view of the wide variety of factors, both positive and negative, considered by our board of directors, our board of directors did not find it practical to, and did not, quantify or otherwise assign relative weights to the specific factors considered.

                     OPINION OF U.S. BANCORP PIPER JAFFRAY

     U.S. Bancorp Piper Jaffray has provided the board of directors of Guest Supply with its opinion, dated as of January 22, 2001, that as of that date and based upon and subject to the assumptions, factors and limitations set forth in the written opinion and described below, that the exchange ratio for the proposed transaction is fair, from a financial point of view, to the shareholders of Guest Supply. A copy of U.S. Bancorp Piper Jaffray's written opinion is attached as Schedule I to this Schedule 14D-9 and is incorporated herein by reference. Shareholders are urged to review such opinion in its entirety, including the assumptions, factors and limitations thereto.

     While U.S. Bancorp Piper Jaffray rendered its opinion and provided certain analyses to the board of directors, U.S. Bancorp Piper Jaffray was not requested to and did not make any recommendation to the board of directors as to the specific form or amount of the consideration to be received by Guest Supply shareholders in the proposed transaction, which was determined through negotiations between Guest Supply and SYSCO. U.S. Bancorp Piper Jaffray's written opinion, which was directed to our board of directors, addresses only the fairness, from a financial point of view, of the exchange ratio for the proposed transaction, does not address Guest Supply's underlying business decision to proceed with or effect the transaction, and does not constitute a recommendation to any shareholder of Guest Supply as to whether to tender in the offer or take or withhold action with respect to any merger.

     In arriving at its opinion, U.S. Bancorp Piper Jaffray's review included:

     - a draft of the merger agreement, dated January 21, 2001;

     - selected financial, operating, business and other information, including financial forecasts, relative to SYSCO and Guest Supply, that were publicly available or furnished to U.S. Bancorp Piper Jaffray;

     - publicly available market and securities data of SYSCO, Guest Supply and of selected public companies deemed comparable to SYSCO and Guest Supply; and

     - to the extent available, financial information relating to selected transactions deemed comparable to the proposed transaction.

     In addition, U.S. Bancorp Piper Jaffray visited the headquarters of Guest Supply and conducted discussions with members of management of both Guest Supply and SYSCO concerning the business outlook of each of Guest Supply and SYSCO.

     The following is a summary of the material analyses and other information that U.S. Bancorp Piper Jaffray prepared and relied on in delivering its opinion to the board of directors of Guest Supply:

     Market Analysis. U.S. Bancorp Piper Jaffray reviewed the stock trading history of the Guest Supply common stock. In that regard, U.S. Bancorp Piper Jaffray presented recent Guest Supply common stock trading information contained in the following table:

Closing price on January 18, 2001...........................   $18.56
30 trading day average......................................    17.08
60 trading day average......................................    16.94
90 trading day closing average..............................    17.12
180 trading day average.....................................    17.45
52 week high trade..........................................    20.25
52 week low trade...........................................    15.00

     Comparable Company Analysis. U.S. Bancorp Piper Jaffray compared financial information and valuation ratios relating to Guest Supply to corresponding data and ratios from two groups of publicly traded companies deemed comparable to Guest Supply by U.S. Bancorp Piper Jaffray. The consumer/industrial distribution group ("CID Group") focused on companies that derive a majority of their revenues from consumer and industrial product distribution activities and included eleven companies: Alberto-Culver Company; Allou Health & Beauty Care, Inc.; Daisytek International Corporation; French Fragrances, Inc.; Handleman Company; International Multifoods Corporation; Nash Finch Company; Nu Skin Enterprises, Inc.; Performance Food Group Company; United Natural Foods, Inc. and United Stationers Inc. The small capitalization public companies group ("SCPC Group") focused on companies U.S. Bancorp Piper Jaffray deemed comparable to Guest Supply due to financial characteristics, such as enterprise value and profitability, and included fifteen companies: Advanced Marketing Services, Inc.; Bright Horizons Family Solutions, Inc.; COMFORCE Corporation; Handleman Company; Headway Corporate Resources, Inc.; ICT Group, Inc.; Insurance Auto Auctions, Inc.; Mothers Work, Inc.; Newmark Homes Corp.; Res-Care, Inc.; Richton International Corporation; Suprema Specialties, Inc.; Thor Industries, Inc.; Sensient Technologies Corporation (f/k/a Universal Foods Corporation); and Washington Homes, Inc.

     This analysis produced multiples of selected valuation data as follows:

                                                        CID GROUP                      SCPC GROUP
                                    GUEST     -----------------------------   -----------------------------
                                  SUPPLY(1)   LOW    MEAN    MEDIAN   HIGH    LOW    MEAN    MEDIAN   HIGH
                                  ---------   ----   -----   ------   -----   ----   -----   ------   -----
Market value to:
  Latest 12 months' earnings....    18.1x     3.6x   14.2x   11.7x    28.1x   4.7x   10.5x    8.8x    35.5x
  Estimated 2000 earnings.......    17.2x     4.0x   14.4x   11.2x    37.4x   3.9x   10.5x    8.2x    33.7x
  Estimated 2001 earnings.......    14.2x     4.8x   12.0x   11.6x    21.7x   4.8x   11.0x    8.8x    29.2x
Enterprise value to:
  Latest 12 months' revenue.....     0.6x     0.1x    0.4x    0.4x     1.1x   0.2x    0.4x    0.4x     1.2x
  Latest 12 months' earnings
     before interest and
     taxes......................    11.5x     3.7x    9.4x    8.1x    19.0x   3.4x    7.6x    7.0x    22.0x
  Latest 12 months' earnings
     before interest, taxes,
     depreciation and
     amortization...............     9.0x     2.9x    6.9x    5.9x    13.9x   2.9x    5.8x    5.4x    15.4x

---------------

(1) Using an assumed $26.00 per share value in the transaction.

     Comparable Transaction Analysis. U.S. Bancorp Piper Jaffray reviewed twenty acquisition transactions (the "Comparable Transactions") involving public and private companies that it deemed comparable to Guest Supply. It selected these transactions by searching SEC filings, public company disclosures, press releases, industry and popular press reports, databases and other sources for transactions which also met the following criteria:

     - transaction size between $50 million and $1 billion

     - transaction announced between January 1, 1997 and January 18, 2001

     - share repurchases and unsolicited transactions were excluded

     These transactions were:

DATE                                      ACQUIROR                            TARGET
----                                      --------                            ------
10/31/2000..................  French Fragrances, Inc.            Elizabeth Arden Inc. (Unilever
                                                                 PLC)
10/04/2000..................  GN Netcom, Inc.                    Hello Direct, Inc.
08/24/2000..................  The Andrew Jergens Co. (Kao        Chattem, Inc. (Ban
                                Corporation)                     Antiperspirant)
08/16/2000..................  iTurf, Inc.                        dELiA*s Corp.
07/10/2000..................  Wilmar Industries, Inc.            Barnett Inc.
02/28/2000..................  Cosmair Inc. (L'Oreal USA, Inc.)   Carson, Inc.
12/21/1999..................  Individual Investor Group, Inc.    Micro Warehouse, Inc.
09/13/1999..................  MH Millennium Holdings LLC         Herbalife International, Inc
07/15/1999..................  Axcan Pharma Inc.                  Scandipharm, Inc.
05/13/1999..................  Playtex Products, Inc.             Colgate-Palmolive Company (Baby
                                                                   Magic)
04/29/1999..................  AmeriSource Health Corporation     CD Smith Healthcare Inc.
08/26/1998..................  The Dial Corporation               Sarah Michaels Inc.
07/14/1998..................  Henkel KGaA                        DEP Corp.
06/16/1998..................  Carson, Inc.                       Johnson Products Co., Inc. (IVAX
                                                                   Corporation)
06/01/1998..................  The Dial Corporation               Freeman Cosmetic Corp.
04/07/1998..................  The Andrew Jergens Co. (Kao        Bausch & Lomb
                                Corporation)                     Incorporated -- Skin Care
                                                                   Business
02/23/1998..................  Chattem, Inc.                      Bristol-Myers Squibb Company (Ban
                                                                   Antiperspirant)
12/24/1997..................  Reckitt Benckiser plc (f/k/a       S.C. Johnson & Son, Inc. -- 4
                                Reckitt & Coleman NA Inc.)       Brands
11/18/1997..................  The Estee Lauder Companies Inc.    Aveda Corp.
10/17/1997..................  Linsalata Capital Partners Fund    The Tranzonic Companies
                              II LP

     U.S. Bancorp Piper Jaffray compared the resulting multiples of selected valuation data to multiples for Guest Supply derived from an assumed $26.00 per share value of the proposed transaction:

                                                                 COMPARABLE TRANSACTIONS
                                                           -----------------------------------
                                                           GUEST
                                                           SUPPLY   LOW   MEAN   MEDIAN   HIGH
                                                           ------   ---   ----   ------   ----
Enterprise value to latest twelve months' sales..........    0.6x   0.2x  1.4x    1.1x     4.5x
Enterprise value to latest twelve months' earnings before
  interest and taxes.....................................   11.5x   6.6x  10.9x   8.7x    17.7x
Enterprise value to latest twelve months earnings before
  interest, taxes, depreciation and amortization.........    9.0x   5.3x  7.4x    6.9x    11.6x

     Premiums Paid Analysis. U.S. Bancorp Piper Jaffray reviewed publicly available information for selected completed or pending transactions involving public companies it deemed comparable to Guest Supply to determine the implied premiums paid in the transactions over recent trading prices. It selected these transactions by searching SEC filings, public company disclosures, press releases, industry and popular press reports, databases and other sources for transactions involving such comparable companies which met the following criteria:

     - transaction size between $50 million and $1 billion

     - transactions announced between January 1, 1997 and January 18, 2001

     - share repurchases were excluded

     Seven transactions met these criteria:

DATE ANNOUNCED                  ACQUIROR NAME                         TARGET NAME
--------------                  -------------                         -----------
10/04/2000..      GN Netcom, Inc.                              Hello Direct, Inc.
08/16/2000..      iTurf, Inc.                                  dELiA*s Corp.
07/10/2000..      Wilmar Industries, Inc.                      Barnett Inc.
02/28/2000..      Cosmair Inc. (L'Oreal USA, Inc.)             Carson, Inc.
12/21/1999..      Individual Investor Group, Inc.              Micro Warehouse, Inc.
07/14/1998..      Henkel KGaA                                  DEP Corp.
10/17/1997..      Linsalata Capital Partners Fund II LP        The Tranzonic Companies

     U.S. Bancorp Piper Jaffray performed its analysis on these transactions, and the table below shows a comparison of premiums paid in these transactions to the premium that would be paid to Guest Supply shareholders based on an assumed value of $26.00 per share for the proposed transaction. The premium calculations for Guest Supply stock are based upon an assumed announcement date of January 19, 2001.

                                                  GUEST
                                                  SUPPLY   LOW    MEAN   MEDIAN   HIGH
                                                  ------   ----   ----   ------   -----
One day before announcement.....................   40.1%   (1.5)% 39.0%   31.3%   107.6%
One week before announcement....................   50.7%   (2.9)% 57.7%   51.2%   119.2%
Four weeks before announcement..................   55.8%    4.5%  48.0%   48.6%    78.7%

     Discounted Cash Flow Analysis. U.S. Bancorp Piper Jaffray performed a discounted cash flow analysis for Guest Supply in which it calculated the present value of the projected hypothetical future cash flows of Guest Supply using internal financial planning data prepared by Guest Supply's management. U.S. Bancorp Piper Jaffray estimated a range of theoretical values for Guest Supply based on the net present value of its implied annual cash flows and a terminal value for Guest Supply in 2004 calculated based upon perpetuity growth rates for free cash flow. U.S. Bancorp Piper Jaffray applied a range of discount rates of 13% to 15% and a range of perpetuity growth rates of 4% to 6% on forecasted 2004 free cash flow. This analysis yielded the following results:

Per Share Equity Value Of Guest Supply
Low......................................................   $  14.66
Mid......................................................      19.05
High.....................................................      25.93

Aggregate Equity Value Of Guest Supply
  (in thousands)
Low......................................................   $100,347
Mid......................................................    130,369
High.....................................................    177,449

     Historical Stock Price Analysis. U.S. Bancorp Piper Jaffray reviewed historical stock trading prices for the Guest Supply common stock and SYSCO common stock on a daily basis for the period from January 19, 1999 to January 18, 2001 and the implied exchange ratios of the closing prices of Guest Supply common stock to the closing prices of SYSCO common stock for those periods. This analysis reflected a minimum historical exchange rate of 0.54 and a maximum of
1.36 during this period.

     Contribution Analysis. U.S. Bancorp Piper Jaffray reviewed projected financial information for 2001 (including revenues, gross profits, earnings before interest and taxes and net income) of Guest Supply, SYSCO and the pro forma combined entity resulting from the proposed transaction based on projections provided by the management of Guest Supply and published estimates for SYSCO. The analysis indicated that in 2001 Guest Supply would contribute 1.8% to combined revenues, 2.1% to combined gross profit, 2.3% to combined earnings before interest and taxes and 2.1% to combined net income.

     Analysis Of SYSCO Common Stock. U.S. Bancorp Piper Jaffray reviewed general background information concerning SYSCO, including recent financial and operating results and outlook, the price performance of shares of SYSCO common stock over the previous twelve months relative to the S&P 500 Composite Index and the combined groups of comparable companies listed below and the stock price and trading volume of SYSCO over selected periods.

     U.S. Bancorp Piper Jaffray also compared financial information and valuation ratios relating to SYSCO to corresponding data and ratios for two groups of companies. The first group consisted of food distribution companies U.S. Bancorp Piper Jaffray deemed comparable to SYSCO (the "FD Group") and included five companies: Fleming Companies, Inc.; Nash Finch Company; Performance Food Group Company; SUPERVALU INC.; and George Weston Limited. The second group consisted of large capitalization food product companies deemed comparable to SYSCO by U.S. Bancorp Piper Jaffray (the "FP Group") and included seven companies: Campbell Soup Company; ConAgra Foods, Inc.; Flowers Industries, Inc.; General Mills, Inc.; H.J. Heinz Company; Hershey Foods Corporation; and Kellogg Company.

     This analysis produced multiples of selected valuation data as follows:

                                                          FD GROUP         FP GROUP
                                                       --------------   --------------
                                               SYSCO   MEAN    MEDIAN   MEAN    MEDIAN
                                               -----   -----   ------   -----   ------
Market value to:
  Latest 12 months' earnings.................  31.8x   17.9x   18.2x    19.4x   19.6x
  Estimated 2000 earnings....................  33.5x   14.4x    9.3x    20.7x   20.2x
  Estimated 2001 earnings....................  29.0x   12.3x    8.0x    18.0x   19.0x
Enterprise value to:
  Latest 12 months' revenue..................  0.9x     0.3x    0.2x     1.9x    2.2x
  Latest 12 months' earnings before interest
     and taxes...............................  19.3x   13.0x   11.8x    13.6x   14.2x
  Latest 12 months' earnings before interest,
     taxes, depreciation and amortization....  15.5x    8.6x    6.4x    10.7x   11.7x

     In reaching its conclusion as to the fairness of the exchange ratio and in its presentation to the board of directors of Guest Supply, U.S. Bancorp Piper Jaffray did not rely on any single analysis or factor described above, assign relative weights to the analyses or factors considered by it, or make any conclusion as to how the results of any given analysis, taken alone, supported its opinion. As the preparation of a fairness opinion is a complex process and not necessarily susceptible to partial analysis or summary description, U.S. Bancorp Piper Jaffray believes that its analyses must be considered as a whole and that selection of portions of its analyses and of the factors considered by it, without considering all of the factors and analyses, would create a misleading view of the processes underlying the opinion.

     The analyses of U.S. Bancorp Piper Jaffray are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by the analyses. Analyses relating to the value of companies do not purport to be appraisals or valuations or necessarily reflect the price at which companies may actually be sold. No company or transaction used in any analysis for purposes of comparison is identical to Guest Supply, SYSCO or the transaction. Accordingly, an analysis of the results of the comparisons is not mathematical; rather, it involves complex considerations and judgments about differences in the companies to which Guest Supply and SYSCO were compared and other factors that could affect the public trading value of the companies.

     For purposes of its opinion, U.S. Bancorp Piper Jaffray relied upon and assumed the accuracy, completeness and fairness of the financial statements and other information provided to it by Guest Supply and SYSCO, or otherwise made available to it, and did not assume responsibility for the independent verification of that information. Information prepared by the companies for financial planning purposes was not prepared with the expectation of public disclosure. U.S. Bancorp Piper Jaffray relied upon the assurances of the management of Guest Supply and SYSCO that the information provided to it by Guest Supply and SYSCO was prepared on a reasonable basis, the financial planning data and other business outlook information reflects the best currently available estimates of management, and management was not aware of any information or facts that would make the information provided to U.S. Bancorp Piper Jaffray incomplete or misleading. U.S. Bancorp Piper Jaffray also assumed that there have been no material changes in Guest Supply's or SYSCO's assets, financial condition, results of operation, business or prospects since the date of the last financial statements made available to it.

     U.S. Bancorp Piper Jaffray expressed no opinion as to the price at which the shares of SYSCO common stock may trade at any future time. In arriving at its opinion, U.S. Bancorp Piper Jaffray did not perform any appraisals or valuations of any specific assets or liabilities of Guest Supply or SYSCO and was not furnished with any such appraisals or valuations. U.S. Bancorp Piper Jaffray made no physical inspection of the properties or assets of Guest Supply or SYSCO. U.S. Bancorp Piper Jaffray expressed no opinion regarding whether the necessary regulatory approvals or other conditions to consummation of the transactions contained in the merger agreement will be obtained or satisfied. U.S. Bancorp Piper Jaffray analyzed Guest Supply as a going concern and accordingly expressed no opinion as to the liquidation value of any entity. The opinion is based on information available to U.S. Bancorp Piper Jaffray and the facts and circumstances as they existed and were subject to evaluation on the date of the opinion. Events occurring after that date could materially affect the assumptions used in preparing the opinion. U.S. Bancorp Piper Jaffray has not undertaken to and is not obligated to affirm or revise its opinion or otherwise comment on any events occurring after the date it was given.

     U.S. Bancorp Piper Jaffray, as a customary part of its investment banking business, evaluates businesses and their securities in connection with mergers and acquisitions, underwritings and secondary distributions of securities, private placements and valuations for estate, corporate and other purposes. U.S. Bancorp Piper Jaffray provides research coverage for SYSCO. In the ordinary course of its business, U.S. Bancorp Piper Jaffray and its affiliates may actively trade securities of Guest Supply and SYSCO for their own accounts or the accounts of their customers and, accordingly, may at any time hold a long or short position in such securities.

     (c) Intent to Tender.

     To Guest Supply's knowledge, after reasonable inquiry and in view of the obligations under the Tender Agreements, all executive officers, directors, affiliates and subsidiaries of Guest Supply will tender, pursuant to the offer, all shares of Guest Supply common stock held of record or beneficially owned by them (other than options to acquire shares of Guest Supply common stock) except for those shares of Guest Supply common stock which executive officers and directors are permitted to dispose of pursuant to the Tender Agreements.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY


     Item 6 of the Schedule 14D-9 is hereby amended and restated in its entirety to read as follows:



     Except as set forth above in Item 3 under the caption "The Tender Agreements," to the best of the knowledge of Guest Supply, no transactions in the shares of Guest Supply common stock have been effected during the past 60 days by Guest Supply or any of our executive officers, directors, affiliates or subsidiaries except for: Clifford W. Stanley, President, Chief Executive Officer and Chairman of the Board of Directors of Guest Supply, Teri E. Unsworth, Vice President -- Marketing and a Director of Guest Supply, Thomas M. Haythe, a director of Guest Supply, George S. Zabrycki, a director of Guest Supply, and Edward J. Walsh, a director of Guest Supply, who, on January 11, 2001, exercised warrants to purchase 52,500, 45,000, 15,000, 15,000 and 15,000 shares of Guest Supply common stock, respectively, at a price per share of $2.667. Paul T. Xenis, Vice President -- Finance of Guest Supply, exercised options on January 11, 2001 to purchase 45,000 shares of Guest Supply common stock at a price per share of $2.667. In addition, Mr. Stanley sold on January 25, 2001, 25,000 shares of Guest Supply common stock at a price per share of $25.188 and sold on February 9, 2001, 10,000 shares of Guest Supply common stock at a price per share of $25.75; Mr. Xenis sold on January 25, 2001, 17,500 shares of Guest Supply common stock at a price per share of $25.188 and sold on January 30, 2001, 3,000 shares of Guest Supply common stock at a price per share of $25.31; and Mr. Haythe sold on January 24, 2001, 22,000 shares of Guest Supply common stock at a price per share of $25.25. Messrs. Stanley, Xenis and Haythe exercised options on February 22, 2001 to purchase 12,800, 22,500 and 7,500 shares of Guest Supply common stock, respectively, at a price per share of $4.667, $4.667 and $9.833, respectively.


ITEM 8.  ADDITIONAL INFORMATION

         (b) All of the information in the Prospectus included in Amendment No. 1 to the Registration Statement on Form S-4 of SYSCO dated March 2, 2001 and in the Amended Schedule TO dated March 2, 2001 is hereby incorporated by reference.

ITEM 9.       MATERIAL TO BE FILED AS EXHIBITS

         Item 9 of the Schedule 14D-9 is hereby amended by addition of the following exhibit:

       EXHIBIT
       NUMBER                       DESCRIPTION
       -------                      -----------

        (a)(5)     --- Preliminary Prospectus, dated March 2, 2001
                       (Incorporated herein by reference to the Prospectus included in Amendment No. 1 to the Registration Statement on Form S-4 of SYSCO, filed on March 2,
                       2001).

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 2, 2001

                                                 GUEST SUPPLY, INC.


                                                 By: /s/CLIFFORD W. STANLEY
                                                     ------------------------
                                                    Name:  Clifford W. Stanley
                                                    Title: President and Chief
                                                           Executive Officer

                                  Exhibit Index

      EXHIBIT
      NUMBER                         DESCRIPTION


       (a)(5)       --- Preliminary Prospectus, dated March 2, 2001
                        (Incorporated herein by reference to the Prospectus included in Amendment No. 1 to the Registration Statement on Form S-4 of SYSCO, filed on March 2,
                        2001).